                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 15)

                      ------------------------------------


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 15 TO SCHEDULE 13D

         This Amendment No. 4, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 30, 1998, as amended by Amendment No. 1 filed with the Commission on August 18, 1998, Amendment No. 2 filed with the Commission on August 27, 1998 and Amendment No. 3 filed with the Commission on September 2, 1998 (the "Schedule 14D-1") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 15 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 20, 1994, as amended by Amendment No. 1 filed with the Commission on October 4, 1996, Amendment No. 2 filed with the Commission on April 25, 1997, Amendment No. 3 filed with the Commission on August 1, 1997, Amendment No. 4 filed with the Commission on October 30, 1997, Amendment No. 5 filed with the Commission on November 19, 1997, Amendment No. 6 filed with the Commission on December 1, 1997, Amendment No. 7 filed with the Commission on December 8, 1997, Amendment No. 8 filed with the Commission on December 10, 1997, Amendment No. 9 filed with the Commission on December 16, 1997, Amendment No. 10 filed with the Commission on March 5, 1998, Amendment No. 11 filed with the Commission on July 30, 1998, Amendment No. 12 filed with the Commission on August 18, 1998, Amendment No. 13 filed with the Commission on August 27, 1998 and Amendment No. 14 filed with the Commission on September 2, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 50,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties, at a purchase price of $415 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, September 18, 1998. On September 9, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 9,768.1 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(7) to this Amendment No. 4 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(7) Text of press release issued by the Purchaser on September 9, 1998.


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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1998


                                     COOPER RIVER PROPERTIES, L.L.C.


                                     By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                           Jeffrey P. Cohen
                                           Manager



                                     INSIGNIA PROPERTIES, L.P.

                                     By:   Insignia Properties Trust,
                                           its General Partner


                                     By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                     INSIGNIA PROPERTIES TRUST


                                     By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                     INSIGNIA FINANCIAL GROUP, INC.


                                     By:    /s/ FRANK M. GARRISON
                                           -----------------------------------
                                           Frank M. Garrison
                                           Executive Managing Director



                                     SOLELY FOR PURPOSES OF, AND INSOFAR AS
                                     THIS FILING CONSTITUTES, AMENDMENT NO. 15
                                     TO THE STATEMENT ON SCHEDULE 13D


                                     /s/  ANDREW L. FARKAS
                                     -----------------------------------------
                                     By:   Jeffrey P. Cohen, Attorney-in-Fact



                                       3



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                                 EXHIBIT INDEX



   EXHIBIT NO.                         DESCRIPTION
   -----------                         -----------

     (a)(7) Text of press release issued by the Purchaser on September 9, 1998.

















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